Amy Latkin Vice President and Associate General Counsel w: 212.224.1840

April 14, 2023

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

Attn: Ms. Emily Rowland

Re: Post-effective amendment No. 64 under the Securities Act of 1933 and No. 191 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (Thrift Contracts) (SEC File Nos. 033-11023 and 811-03996)

Post-effective amendment No. 56 under the Securities Act of 1933 and No. 190 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (457 Contracts) (SEC File Nos. 033-05609 and 811-03996)

Post-effective amendment No. 8 under the Securities Act of 1933 and No. 192 under the Investment Company Act of 1940 to the Registration Statement on Form N-4 of Mutual of America Separate Account No. 2 (TDA/VEC Contracts) (SEC File Nos. 333-221999 and 811-03996)

Dear Ms. Rowland:

On behalf of the above-referenced registrant, set forth below are responses to comments relating to the Registration Statement that you provided by telephone to me on April 10, 2023, concerning the Post-Effective Amendments listed above to the Registration Statements on Form N-4 filed with the Securities and Exchange Commission by Mutual of America Investment Corporation on February 24, 2023.

Set forth below are your comments with Mutual of America’s response immediately following each comment. Per our telephone conversation, all changes mentioned herein will appear in the post-effective amendment to the registration statement that will be filed under paragraph (b) of Rule 485 of the Securities Act of 1933 (the “Securities Act”) in April 2023.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Comment 1

Important Information You Should Consider About the Contract Fees and Expenses table

Under “Annual Fee”, delete the 3rd row, “Investment options (Underlying Fund fees and expenses – Net)” and replace with “Optional benefits available for an additional charge (for a single optional benefit, if elected)” for minimum and maximum

Response 1	The 3rd row has been replaced with “Optional benefits available for an additional charge” with “NA” stated in both the Minimum and Maximum columns since there is no additional charge for loans.

	ANNUAL FEE	MIN.	MAX.
	3. Optional benefits available for an additional charge	NA	NA

Comment 2

Important Information You Should Consider About the Contract Fees and Expenses table, footnote 1

Add an explanation in either a parenthetical or footnote to the table, the basis for each percentage (for example, the percentage of the separate account value or benefit base, or percentage of net asset value). See Item 2, instruction 2(c)(i)(C).

Response 2	Disclosure was added to the footnotes to the table to provide the basis for each percentage, as shown in the table below. Note that the min and max percentage amounts will be updated in the 485(b) filing.

	ANNUAL FEE	MIN.	MAX.
	1. Base Contract (varies by Contract class)	0.27%[1]	1.68%[1]

	2. Investment options (Underlying Fund fees and expenses)	0.14%[2]	1.37%[2]

1   As a percentage of the Separate Account value. There are several classes of the Contract, each of which has a different Separate Account charge, based upon the total contract assets in the Separate Account and the General Account. See the “Charges” section of this Prospectus for a description of the different classes of the Contract and related charges.

2.  As a percentage of the net asset value of the Underlying Fund assets.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Comment 3

Important Information You Should Consider About the Contract Fees and Expenses table

Highest Annual Cost Estimate

Above “No outstanding loans”, add “No optional benefits” to match the Lowest Annual Cost Estimate column.

Response 3	“No optional benefits” has been added to the Highest Annual Cost Estimate column.

Comment 4

Important Information You Should Consider About the Contract Restrictions

After “Investments” add a row for “Optional Benefits”. Include loans as optional benefits and describe them, including any restrictions or limitations with respect to the loans. See Instruction 4(b) of item 2

Response 4	A new row was added to the table for “Optional Benefits” that states:

		Restrictions	Location in Prospectus
Optional Benefits

To the extent your Employer’s Plan allows participant loans, you have the right to borrow using your Account Value as collateral security for the loan or, if your Employer’s Plan provides for loans to be made using a trust, you will withdraw the loan amount from your Account Value. Your Employer’s Plan may or may not permit loans to be taken from or secured by amounts held in a Designated Roth Account. The maximum amount that can be taken as a loan is limited under the Code, based on your account balance. Generally, a Participant can borrow no more than the lesser of (a) the greater of $10,000 or 50% of the Participant’s vested account balance; or (b) $50,000. The maximum amount that a Participant can borrow is also limited if the Participant has another outstanding loan. Certain exceptions may permit a Participant to take a larger loan under circumstances specified by law from time to time.

We will not permit you to make withdrawals or transfers of the collateral amount while the loan is outstanding. Amounts borrowed in a loan do not participate in the Subaccount investment experience. Loans, therefore, can affect the Account Value and death benefit whether or not the loan is repaid. Death benefit proceeds payable will be reduced by the amount of any outstanding Contract loan plus accrued interest.

Loans

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Comment 5	Benefits Available Under the Contract Benefits table Add Optional Loans to the Benefits table.

Response 5	“Optional Loans” has been added to the Benefits table.

	Name of Benefit	Purpose	Is Benefit Standard or Optional	Maximum Fee	Brief Description of Restrictions/ Limitations
	Optional Loans	To borrow using your Account Value as collateral security for the loan or, if your Employer’s Plan provides for loans to be made using a trust, you will withdraw the loan amount from your Account Value	Optional	For collateralized loans, the maximum loan interest rate is 3% higher than the interest rate credited to amounts held in the General Account. For uncollateralized loans, the maximum loan interest is the Prime Rate +1%. The origination fee for loans repaid by payroll deduction is $75, with an annual fee of $15 per year. There is a $350 origination fee for loans repaid through home billing.

If you have a loan under a Plan secured by all or part of your Account Value, we restrict your transfer or withdrawal from the General Account of the loan collateral security amount. In certain 401(k) Plans, loans may be made under a trust, which may not be secured by any amounts held under a contract.

Comment 6	Benefits Available Under the Contract Form of Death Benefit Payment Explain why the changes were made.

Response 6	The changes were made pursuant to amendments to the Internal Revenue Code made by the SECURE 2.0 Act.

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com

Comment 7

Appendix A: Underlying Funds Available As Investment Options Under The Contracts

On Page A-3, instead of stating “Other investment advisers serve as sub-advisers”, identify all of the sub-advisers here and globally within the table.

Response 7	Disclosure has been updated to identify all sub-advisers throughout the table.

Comment 8	Appendix A: Underlying Funds Available As Investment Options Under The Contracts Update the header for the “Average Annual Total Returns” from 2021 to 2022.

Response 8	The header has been updated to 2022.

Comment 9	All comments apply to the other 485(a) filings and into the ISPs and USPs

Response 9	All comments have been made to the other 485(a) filings and ISPs and USPs, as applicable.

Mutual of America believes that it has responded fully to each of the aforementioned comments received from the Commission staff. If you have any questions regarding Mutual of America’s responses, please do not hesitate to contact the undersigned at the above telephone number at your earliest convenience. We greatly appreciate your attention to this matter.

Sincerely,

/s/ Amy Latkin

Mutual of America Life Insurance Company	320 Park Avenue, New York, NY 10022-6839	mutualofamerica.com